2016 Third Quarter Financial & Strategic Update 3 November 2016 John Whelen, Executive Vice President & CFO Q3 Earnings Call Al Monaco, President & CEO Filed by Enbridge Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spectra Energy Corp (Commission File No. 1-33007)

Legal Notice SLIDE This presentation includes certain forward looking statements and information (FLI) to provide shareholders of Enbridge Inc. (“Enbridge” or the “Company”) and Enbridge Income Fund Holdings Inc. (“ENF”) and potential investors with information about Enbridge, ENF and their respective subsidiaries and affiliates, including management’s assessment of Enbridge, ENF and their respective subsidiaries’ and affiliates’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: adjusted EBIT; ACFFO; debt to EBITDA; the proposed merger of Enbridge and Spectra Energy (the “Transaction”); the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; future shareholder returns; annual dividend growth and anticipated dividend increases; run rate synergies; financial strength and ability to fund capital program; future sources of equity capital; potential asset monetization transactions; credit profile; project execution dates; and investor communications plans. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO, adjusted EBIT and adjusted earnings; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, ENF, and their respective subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement filed or to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements. This presentation makes reference to non-GAAP measures, including available cash flow from operations (ACFFO), adjusted earnings before interest and taxes (adjusted EBIT) and adjusted earnings. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Adjusted EBIT is defined as earnings before interest and taxes, as adjusted for unusual, non-recurring or non-operating factors. Adjusted earnings represents earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, non-controlling interests and redeemable non-controlling interests on a consolidated basis. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. Management uses adjusted EBIT and adjusted earnings to set targets and to assess the performance of the Company. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com. On September 23, 2016, Enbridge filed with the U.S. Securities and Exchange Commission (SEC) a preliminary registration statement on Form F-4, which includes a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. Investors and shareholders may read the proxy statement/prospectus, and any other documents filed or to be filed with the SEC in connection with the Transaction when they become available, as they will contain important information about Enbridge, Spectra Energy, the Transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.Enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 800.481.2804 within North America and 403.231.5957 from outside North America. You may also read and copy any reports, statements and other information filed by Enbridge and Spectra Energy with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC's website for further information on its public reference room. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, certain of its directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Such document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Agenda Financial highlights Spectra Energy transaction and update Status of capital program Third quarter financial review Key dates and investor communication plan SLIDE

Financial Highlights 1Available cash flow from operations (ACFFO), adjusted earnings before interest and taxes (adjusted EBIT) and adjusted earnings are non-GAAP measures. For more information on non-GAAP measures please refer to disclosure in the MD&A. Adjusted EBIT is not presented on a $/share basis. *Incremental impact if Alberta Wildfires had not occurred. Adjusted EBIT1 $ Millions ACFFO1 $ Millions, except per share amounts Adjusted Earnings1 $ Millions, except per share amounts 2015 2016 2015 2016 2015 2016 Q3 $958 $1,001 $0.79 $0.92 $0.47 $0.47 YTD $3,038 $3,464 $2.70 $3.13 [+$0.08]* $1.62 $1.72 [+$0.03]* FY Guidance $4,400-$4,800 $3.80-$4.50 $802 Q1 $1,114 Q1 $468 Q1 $663 Q1 $1,031 Q1 $1,374 Q1 $1,049 Q2 $1,089 Q2 Strong results reflect resiliency of business model; guidance range unchanged $808 Q2 $868 Q2 $505 Q2 $456 Q2 +$74* SLIDE $1,001 Q3 $958 Q3 $399 Q3 $437 Q3 +$74* +$26* $852 Q3 $668 Q3

Enbridge Acquisition Investment Criteria SLIDE Aligned with strategy Creates or strengthens existing or new platforms Brings embedded growth or optionality Capitalizes on existing capabilities Consistent with value proposition Solid long term fundamentals Strong commercial / contractual support Attractive risk-adjusted returns Value uplift Executable synergies Accretion over planning horizon Expected shareholder value appreciation Transparent funding solution Readily executable funding plan Long term shareholder value ü ü ü ü

SLIDE Enbridge Spectra Energy Combination – Premier North American Energy Infrastructure Assets Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website. $165B enterprise value Highest quality liquids and natural gas franchises Low-risk business model Strong balance sheet; access to capital $26B combined secured growth + $48B development project pipeline 12-14% CAGR ACFFO/share growth (2014-2019) 10-12% annual dividend growth through 2024 Processing plants Terminals / storage Liquids long-haul Gas long-haul G&P pipelines Wind assets Geothermal power Gas distribution Solar assets Enbridge Processing plants Propane terminals Gas long-haul NGL storage Crude storage Gas storage facility Gas Distribution Liquids long-haul Spectra G&P pipelines Power transmission

Enbridge Spectra Energy Combination – Multiple Strategic Growth Platforms SLIDE Positioned for sustained demand-pull organic growth for the foreseeable future Positioned on a combined basis to compete with Canada’s leading midstream players on gas and NGL midstream infrastructure Positioned to provide integrated gas/liquids midstream services across the hydrocarbon chain Highly predictable growing cash flows with significant further upside optionality Utilities deliver significant customer and shareholder benefits; Compelling platform for extension to electric utilities Spectra Energy U.S. presence and utility customer base enhances growth opportunities for Enbridge’s top-10 North American position Canadian Midstream North American Liquids Pipelines North American Gas Pipelines Utilities Renewable Power U.S. Midstream Enbridge Platforms for Growth Spectra Energy Platforms for Growth Slide reflects pro-forma combination with Spectra. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website.

Enbridge Spectra Energy Combination – Industry Leading Growth

Unrivaled pro-forma secured expansion program[1]

2017 – 2019 In Service Dates *($ billions)*


$26
100% in execution
$23
$17
$13
$8
$6
Pro Forma Enbridge
TRP
KMI
ETP
EPD
WMB

Large, diverse opportunity set *($ billions)*

Probability weighted development projects


Renewable Power
North American Liquids Pipelines
Canadian & U.S. Midstream
$48
Utilities
North American Gas Pipelines

Major Components of Risked Capital[2, 3]

- De-bottlenecking liquids pipelines / market access
- Northeast gas pipelines expansion / extension
- Southeast gas pipeline capacity
- Gas pipelines for exports
- EDF – Offshore wind
- Other offshore wind
- Utility organic growth
- Organic midstream expansion
- Others

Note: KMI, ETP, EPD and WMB secured expansion capex figures converted to CAD using a 1.28 USD to CAD F/X rate.
(1) Secured growth capital program reflects only publicly announced secured projects entering into service between 2017 and 2019.
(2) Probability weighted development growth capital.
(3) Capital spending (predominantly post-2020) will further extend growth beyond the next decade
Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge's website.

SLIDE 8

Enbridge Spectra Energy Combination – Visible Organic Dividend Growth with Upside Potential Dividend per Share Outlook (2017-2024) $2.12 +15% 10-12% DPS CAGR 15% dividend increase in 20171 10-12% annual dividend growth (2018 through 2024) Conservative payout ratio of 50% - 60% Dividend growth beyond 2019 supported by: Embedded growth / tilted returns $48B in probability-weighted development project pipeline Potential to gradually increase payout within 50-60% range SLIDE 1 Pro-rated based on transaction close date. Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website. Dividend growth through 2019 supported by: $26B secured growth program in execution Embedded growth / tilted returns

Enbridge Spectra Energy Combination – Balance Sheet Strength Key Credit Metrics and Targets SLIDE Significant Balance Sheet Strengthening by 2018 Projected Pro Forma Debt to EBITDA Credit Metric Target FFO / Debt ≥15% Debt / EBITDA ≤5.0x 5.0x Increased size, scale and asset diversity significantly enhances the credit profile of the combined entity Debt to EBITDA naturally improves as high quality projects under construction are placed into service and begin generating cash flows Committed to achieving targeted improvement in credit metrics and maintaining credit ratings as new projects are pursued Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website.

Transaction Timeline SLIDE On track for expected Q1 2017 close File draft proxy circular and registration statement Commence regulatory approval process (Canadian Competition Act, HSR, CFIUS) Announcement Finalize circulars and mail to shareholders Obtain Regulatory Approvals Respond to regulator information requests Transaction Closing Hold Shareholder Votes September 2016 Year-end March 2017 Completed transaction milestone In progress transaction milestone Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website.

Integration Planning SLIDE Actively preparing for operational integration and synergy capture Forecast annual run rate synergies by 2018 $540 Million General O&A costs 75% Supply chain optimization 13% Other costs 12% Joint integration planning Key areas of integration planning Day One readiness Synergy capture Long term integration planning Progress to date Joint integration planning teams established Organizational design and continuity planning underway Establishing integration milestones Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website.

Asset Monetization Update SLIDE Fund Group South Prairie Region Divestment $2B of non-strategic asset monetization – 12 month target Other identified asset monetizations could provide another $5-6B of capital if needed for incremental growth projects not yet secured Criteria for monetization Does not compromise six growth platform strategies Attracts valuation in excess of hold value Can be completed in efficient and timely manner Proceeds $1.075B Benefits Attractive valuation provides low cost funding Strengthens balance sheet Provides financing flexibility Slide reflects pro-forma combination with Spectra Energy. For more information please refer to the presentation and news release dated September 6, 2016 which is available on Enbridge’s website.

Status of Capital Program SLIDE Projects in Execution1 Project Capital Cost Expected ISD 2016 ü Heidelberg Lateral $0.1B Complete ü GTA Project $0.9B Complete ü Tupper Gas Plant Acquisition $0.5B Complete ü Line 6B Expansion $0.3B Complete ü Aux Sable Plant Expansion $0.1B Complete New Creek Wind $0.2B Q4 2016 2017 Regional Oil Sands Optimization $2.6B 1H 2017 Norlite $0.9B2 1H 2017 Bakken Pipeline System $1.5B3 1H 2017 JACOS Hangingstone $0.2B 1H 2017 Chapman Ranch Wind Project $0.4B 2H 2017 2018 Stampede Lateral $0.2B 2018 Rampion Wind $0.8B 2018 2019 Line 3 Replacement $7.5B Early 2019 Southern Access to 1,200kbpd $0.4B Early 2019 1Table excludes $0.2B of “Other EGD Growth Capital” per year through 2019. 2 Enbridge share of total capital costs shown. Total project cost is expected to be $1.3B. Keyera will fund 30% of the project cost. 3 Subject to closing. $1.9B of capital placed into service this year $5.4B of projects in service in next 9 months Projects largely on time and budget

ADJUSTED EBIT ($ MILLIONS) Q3 2015 Q3 2016 Variance Liquids Pipelines 895 941 +46 Gas Distribution 24 31 +7 Gas Pipelines and Processing 84 94 +10 Green Power and Transmission 26 34 +8 Energy Services (23) (15) +8 Eliminations and Other (48) (84) (36) Consolidated Adjusted EBIT 958 1,001 43 SLIDE Q3 2016 Segmented Adjusted EBIT Variance *Adjusted earnings before interest and taxes (adjusted EBIT) is a non-GAAP measure. For more information on non-GAAP measures please refer to disclosure in the MD&A. Adjusted EBIT is not presented on a $/share basis.

($ MILLIONS) Q3 2015 Q3 2016 Variance Consolidated Adjusted EBIT* 958 1,001 +43 Depreciation and amortization 524 562 +38 Maintenance capital (204) (171) +33 Interest expense (317) (385) (68) Current income taxes (31) 20 +51 Preferred share dividends (72) (73) (1) Distributions to noncontrolling interests1 (204) (229) (25) Cash distributions in excess of equity earnings 54 95 +41 Other non-cash adjustments (40) 32 +72 ACFFO* 668 852 +184 SLIDE Q3 2016 ACFFO* Variance Strong cash generating performance from assets and investments *Available cash flow from operations (ACFFO) and adjusted earnings before interest and tax (adjusted EBIT) are non-GAAP measures. For more information on non-GAAP measures please refer to disclosure in the MD&A. ¹ Includes distributions to redeemable noncontrolling interests.

2016 Adjusted EBIT* & ACFFO* Guidance ACFFO*/share Adjusted EBIT* $3.72 $4.50 $4.8B SLIDE Performance on track; no change to guidance *Available cash flow from operations (ACFFO) and adjusted earnings before interest and tax (adjusted EBIT) are non-GAAP measures. For more information on non-GAAP measures please refer to disclosure in the MD&A.

ENF & Fund Group Q3 Results Strong growth driven by 2015 drop down and solid performance from legacy assets SLIDE ($ MILLIONS, Except per share amounts) Q3 2015 Q3 2016 Variance EIPLP ACFFO* 237 502 +265 Fund and ECT operating, administrative and interest expense (37) (54) (17) Fund Group ACFFO* 200 448 +248 Distributions to Enbridge (129) (335) (206) Cash retained (38) (46) (8) Distributions paid to ENF 33 67 +34 Other income and expenses at ENF 2 (1) (3) ENF Earnings 35 66 +31 ENF Dividends Declared 28 58 +30 ENF Dividend per Share $0.3984 $0.4665 +$0.0681 ENF Dividend per Share (%) 17.1% *Available cash flow from operations (ACFFO) is a non-GAAP measure. For more information on non-GAAP measures please refer to disclosure in the MD&A.

ENF & Fund Group 2016 Guidance ENF Dividends Per Share Fund Group ACFFO* 10% CAGR $1.87 $2.05B $1.75B SLIDE Performance on track; no change to guidance *Available cash flow from operations (ACFFO) is a non-GAAP measure. For more information on non-GAAP measures please refer to disclosure in the MD&A.

SLIDE Financing Activity 2016 Year to Date $ billions (1 USD = 1 CAD) Primary Market Equity Funding1 ENB Common Shares 2.3 Canadian and U.S. public ENF Common Shares 0.6 Canadian public ENB/ENF DRIP & EEP PIK 0.62 Canadian and U.S. public Debt Funding Term Loans US1.0 Asian bank syndicate EPI 0.8 Canadian public EGD 0.3 Canadian public Asset Sales South Prairie Region4 1.1 Total $6.7 Financial Strength and Flexibility 1 All numbers are presented before deduction of fees and commissions where applicable. 2 Includes $US0.09 raised through EEP PIK distributions. 3 Undrawn committed credit lines plus unencumbered cash on hand. 4 Subject to close $4.6B of equity capital raised in 2016; Bolsters balance sheet and further strengthens liquidity position Available Liquidity3 $ Billions

Ongoing proactive investor outreach Conferences ● Roadshows ● Investor calls Key Dates & Investor Communications Plan SLIDE Event Original Currently Anticipated ENB Dividend Announcement December 2016 ENB standalone: January 2017 True-up: Post Close ENB Guidance December 2016 Post Close ENF Guidance December 2016 February 2017 (Q4 earnings call) Enbridge Day Conferences (Strategic Plan 2017-2020) December 2016 Post Close* Amendments to corporate calendar reflecting Spectra Energy transaction expected Q1 2017 closing * Pro forma and standalone multi-year outlooks and projections were provided on September 6, 2016 upon announcement of Spectra Energy acquisition and subsequently in the F-4 Registration Statement filed September 23, 2016.

Key Takeaways Strong third quarter results On track to meet full year guidance Spectra Energy combination thesis remains highly compelling Pre-closing milestones being met and integration planning progressing well SLIDE

Q&A